Advanced Medical Optics To
Acquire VISX

Leadership in Ophthalmic

Medical Devices

Investor Presentation

November 9, 2004

Filed by Advanced Medical Optics, Inc.
Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Advance Medical Optics, Inc.
Commission File No. 001-31257

Forward Looking Statements

Our statements in this presentation on slides 4,5,8,9,12,13,15,21,25,27,28,29,30,33,34,36 and 38-46, and elsewhere that refer to AMO’s financial projections or estimated future results, are forward-looking statements that reflect the Company’s current analysis of existing trends and information.  AMO disclaims any intent or obligation to update these forward-looking statements. Actual results may differ from current expectations based on a number of factors affecting the Company’s businesses, including risks associated with the following

Uncertainty as to whether the transaction will be completed;

Successfully integrating AMO and VISX

The failure to realize the synergies and other perceived advantages resulting from the merger;

Costs and potential litigation associated with the merger;

The failure to obtain the approval of each company’s stockholders;

The inability to obtain, or meet conditions imposed for, applicable regulatory and tax requirements relating to the merger;

The failure of either party to meet the closing conditions set forth in the definitive agreement;

The ability to retain key personnel both before and after the merger;

Each company’s ability to successfully execute  its business strategies;

The extent and timing of regulatory approvals, and the extent and timing of market acceptance, of new products or product indications;

Manufacturing;

Litigation;

The procurement, maintenance, enforcement and defense of patents and proprietary rights;

Competitive conditions in the industry; business cycles affecting the markets in which any products may be sold;

Fluctuations in foreign exchange rates and interest rates; and

Economic conditions generally or in various geographic areas.

Additional information concerning these and other factors can be found under the heading “Certain Factors and Trends Affecting
Advanced Medical Optics and its Businesses” in the AMO 2003 Form 10-K and Form 10-Q filed November 2, 2004.

Advanced Medical Optics, AMO, AMO Gemini, Array, blink, Blink-N-Clean, CeeOn, ClariFlex, Complete, Complete Aquavision,
Complete MoisturePlus, Consept F, Duralens, Emerald-Ease, Healon, Hydrocare , OcuPure, Oxysept, Phacoflex, ReZoom,
Sensar, Sovereign, Sovereign Compact, Stabileyes, Tecnis, The Future In Sight, Ultracare, WhiteStar, Unfolder, Verisyse and
Vitrax are trademarks of Advanced Medical Optics, Inc.  Amadeus is a trademark of SIS, Ltd.  OptiEdge is a trademark of Ocular
Sciences, Inc.  STAR S4, Wavefront and Waveprint are trademarks of VISX, Incorporated.

TRANSFORMING AMO FOR
INDUSTRY-LEADING
PERFORMANCE

Jim Mazzo

AMO President & CEO

AMO Acquires VISX
Expanded platform for strong, sustainable, profitable growth

Creates world’s leading refractive surgical business

Establishes $1 billion enterprise with increased earnings
power and cash flow potential

Provides surgeons and patients a comprehensive
portfolio of technologies and brands

Provides operating efficiencies by better utilizing
infrastructure, distribution, servicing capability and
manufacturing

Preserves financial strength for continued investment in
future

Consistent with AMO Plan to Build
Shareholder Value

Strengthen leading position in cataract and eye
care segments

Lead in building global refractive IOL business

Ensure technological leadership through
continuous innovation

Build efficient scalable infrastructure and
distribution network

Deliver sustained growth in sales and profits

Maintain financial flexibility to support growth

Transform

Transcend

Taking AMO to the Next Level
Plan for positioning AMO for industry-leading performance

2002-2003

2004 - 2005

Transition

2006+

Transitioned AMO Following the Spin-Off

2002-2003

Transition

Stabilized organization and returned AMO to growth

Reprioritized R&D pipeline; launched new products

Solidified eye care manufacturing strategy

Recapitalized balance sheet

Transition

Reorganized under centralized operating model, improving
efficiency and productivity

Acquired and largely integrated Pfizer business, solidifying cataract franchise, strengthening refractive offering and
enhancing global scale

Acquiring VISX, positioning AMO as leader in high-growth
business and complementing our refractive strategy

Transform

Transforming AMO to Deliver Growth

2002 - 2003

2004 - 2005

2006+

Transcend

Positioning  AMO for Industry-Leading
Performance

2002 - 2003

2004 - 2005

Strengthen leadership of three core franchises: cataract, eye care and refractive

Continuously innovate to expand portfolio of well-recognized brands

Cross-selling synergies from global scale

Expand into new ophthalmic areas

Transform

Transition

Multifocal IOLs

REFRACTIVE

CATARACT

Microkeratomes

Monofocal  IOLs

EYE CARE

Viscoelastics

Contact Lens Care Solutions

AMO’s Vision Care Life Cycle
 At Spin-off

Improving
practitioner
productivity
and patient
outcomes

Phaco & Lens Extraction

AMO’s Vision Care Life Cycle
Today

Multifocal IOLs

Phaco & Lens Extraction

Improving
practitioner
productivity
and patient
outcomes

Broadening
depth of
business
segments and
entering new
markets

GLAUCOMA

CATARACT

REFRACTIVE

Microkeratomes

Phakic IOLs

Accommodatzing IOLs

EYE CARE

Viscoelastics

Contact Lens Care Solutions

Excimer Laser

Glaucoma Shunts

Monofocal  IOLs

Vitreo-Retina

Contact Lenses

VISX Brings…

Global leader in laser vision
correction

Ongoing technological innovation

Focused, experienced
management team

Unsurpassed customer support

AMO and VISX:  Compelling Strategic,
Technological and Cultural Fit

AMO Brings…

Global leader

Innovator with well-recognized
brands

Worldwide distribution

Experienced management team with
record of disciplined execution

Combined Company

Global competitor with clear leadership in high-growth
refractive surgery sector

Commitment to innovation, backed by global portfolio of
respected brands

Comprehensive offering of best-in-class products and service

Efficient global infrastructure and distribution network

Higher growth, higher margin business profile

Alcon
67%
AMO
13%
B&L
20%

Alcon
61%
Pro Forma
AMO
22%
B&L
17%

AMO
ADVANCED MEDICAL OPTICS
The Future in Sight™

2003 Surgical

Combined Revenue (1)

Of Alcon, B&L and AMO

(1)   Actual reported sales for refractive and cataract per SEC  filings.

2005E Surgical

Combined Revenue (2)

Of Alcon, B&L and AMO

(2)   Source:  Refractive and cataract estimates from Morgan Stanley and Smith Barney research reports.  Pro Forma AMO includes
Pfizer and VISX.

Expands Global Size and Scale
to Challenge Industry Leaders

Does not represent revenue from other competitors such as LaserSight Technologies, Inc., Carl Zeiss Meditec AG, NIDEK, WaveLight,
etc.

Product Line Breadth
Geographic Reach

AMO®
ADVANCED MEDICAL OPTICS
The Future in Sight™

Broadens Product Portfolio and
Geographic Reach
Strong global presence, scale and full product breadth

Refractive

100%

Europe

37%

Japan

26%

Asia

Pacific

9%

Americas

28%

Eye Care

39%

Cataract

59%

Refractive

2%

(1)   LTM period is defined as the last twelve months ended September
24, 2004.  Pro Forma for the Pfizer Surgical Business

AMO

VISX

Pro Forma

Eye Care

33%

Cataract

48%

Refractive

19%

Asia

Pacific

8%

Japan

2%

Europe

4%

Americas

86%

Europe

32%

Japan

23%

Asia

Pacific

9%

Americas

36%

Global Leadership in Refractive Sector
Capitalize on size, brands, global distribution

AMO’s global presence provides greater opportunity for
laser vision correction expansion in international markets

Cross-selling opportunities for lasers, microkeratomes
and refractive IOLs

Incorporate VISX’s leading field service capabilities into
AMO

Better serve surgeons and patients with full complement
of refractive options

Expand overall cataract and refractive customer base

VISX OVERVIEW

Liz Davila

VISX Chairman & CEO

Global Leader in LVC Technology

VISX

29.1%

Alcon

12.9%

B&L

19.2%

Nidek

11%

Zeiss

8.2%

Schwind

7.7%

Wavelight

4.4%

Other

7.6%

Source:  Market Scope, LLC, Laser Installed
Base, November 2003

U.S. Procedure Leader

0%

20%

40%

60%

80%

100%

Alcon-Summit

VISX

Nidek

LaserSight

B & L

WaveLight

VISX

Source:  Market Scope, LLC

VISX Model

Per Procedure Revenue Drives Highly
Profitable Business Model

Procedure Gross Profit Margin
> 95%

2004 YTD Operating Profit = 38%

VISX Market Leadership

Excellent Clinical Outcomes

Exemplary Customer Support

Ongoing Technology Leadership

VISX: Ongoing Technology Leadership

CustomVue

Comprehensive measurement and correction

Potentially better than contacts or glasses

Fourier Wavefront Upgrade

Unprecedented resolution for individualized
CustomVue treatment

Iris Registration

First fully automated technology to correct for
eye rotation in LVC

CustomVue Presbyopia

Successful international results

Initiating U.S. clinical trails

POWERFUL PLATFORM FOR
GROWTH

Jim Mazzo

AMO President & CEO

Expands Sales Opportunities
Compete in $3 billion, well-established business with robust growth drivers

Surgical Source: Market Scope, November 2003; includes US, Western Europe and Japan only;

Eye Care Source:  IRI, GFK, AC Nielsen, GERS; includes top 10 geographic regions only.

27%

10%

12%

12%

6%

17%

16%

IOL

Eye Care Other

Hydrogen
Peroxide

Viscoelastic

Phaco

Multipurpose

LASIK

   Surgical      Eye Care

AMO
ADVANCED MEDICAL OPTICS
Alcon
BAUSCH & LOMB
CATARACT
REFRACTIVE
OTHER

AMO®
ADVANCED MEDICAL OPTICS
The Future in Sight™

Other competitors include LaserSight Technologies, Inc., Carl Zeiss Meditec AG, NIDEK, WaveLight, etc.

Viscoelastics

Most Complete Line of Innovative Products
Among Key Players

___________________________

Key:      = Competes       = Limited

Cataract IOLs

Silicone Monofocal

Acrylic Monofocal

Multifocal

Phacoemulsification

Viscoelastics

Refractive Lasers

Glaucoma Surgical

Microkeratomes

Surgical Adjuncts

Vitreo-Retinal

Phakic

Refractive IOLs

Multifunctional

ACRYLIC IOL
Sensar
with OptiEdge

TECNIS

WHITE STAR
TECHNOLOGY

SOVEREIGN
COMPACT

Vitrax

Healon
(1% sodium hyaluronate)

TheUnfolder
SILVER AND GOLD SERIES IMPLANTATION SYSTEMS

EXPERIENCE
CustomVue

AMADEUS

Array

Verisyse

ReZoom

COMPLETE
Moisture
PLUS
Multi-Purpose Solution

コンセプト
ワンステップ

blink

COMPLETE Blink-N-Clean

ULTRACARE

AMO
ADVANCED MEDICAL OPTICS
The Future in Sight

Expansive Portfolio of Well Known
Brands
Broad brand portfolio supported by innovative technologies

CATARACT

REFRACTIVE

EYE CARE

Laser

CK

Multifocal

Multifocal phakic

Accommodating

Multifocal

Multifocal phakic

Accommodating

CK/Monofocal

Multifocal phakic

Accommodating

Monofocal

Multifocal phakic

Accommodating

Monofocal

Multifocal

Multifocal phakic

Laser
Multifocal

Multifocal phakic

Accommodating

Laser
Multifocal phakic

Accommodating

Multifocal phakic

Accommodating

Phakic

Multifocal

Laser

Phakic

Refractive Opportunities
Combined company has complementary offering

Pre-Presbyopia

Presbyopia

Presbyopia/

Cataract

High Myopia

Low/Moderate
Myopia

Low/Moderate
Hyperopia

Moderate/High
Hyperopia

Millions of People
Diopters

AMO
ADVANCED MEDICAL OPTICS
The Future in Sight™

Refractive Opportunity in U.S.
Huge unmet need addressable with lasers and refractive IOLs

Age

Source: Donders’ Table, Clinical Refraction; U.S. Census Bureau 2000

0

5

10

15

20

25

30

35

40

45

50

20-29

30-39

40-49

50-59

60-69

70-79

0

2

4

6

8

10

12

Age in 2004

Age in 2005

Accommodation

Eye’s ability to
accommodate—change
focus from far to near—
continues to decline with
age

Currently affects about 90
million Americans

Few surgical options exist
today; vast majority rely on
bifocals or readers

Advantages and Opportunities
Multiple opportunities to grow sales and profits

Manufacturing

Expand capabilities

Utilized technical know-
how

R&D

Pool resources, skills

Pursue multiple tracks to
address refractive conditions

Customers

More choices for
practitioners

Broad-based training

Access to innovation

Distribution

Expanded field service

Efficient supply chain

Leading brands

Sales

Expanded customer base

Cross-selling

Increase sphere of influence
with practitioners

Creating An Ophthalmic Medical Device
Leader
Highly strategic and consistent with strategy

Leading position in major categories

Singular focus on medical devices

Commitment to innovation

Global, well-recognized brands

Worldwide distribution network

Financial strength to support future growth

BUILDING ON INTEGRATION
SUCCESS

Randy Meier

EVP, Operations & Finance

Chief Financial Officer

Path of Progress
Proven focus and execution

2002

2003

2004

November 2002:

Reprioritized
R&D Pipeline

June 2003:

Recapitalized
Balance Sheet

November 2003:

Purchased Eye Care
manufacturing facility in
Madrid

April 2004:

Announced
acquisition of Pfizer
Surgical Business

July 2002:
Completed Spin-Off

March 2003:

Solidified Eye Care
Manufacturing
Strategy

July 2003:

Finalized Strategic
Plan

December 2003:

Launched
Reorganization Plan

June 2004:

Completed acquisition and
financing of Pfizer transaction

October 2004:

Completed first
phase of Pfizer
integration

$318
$350
$510
$603
$1,305
$1,412

AMO® ADVANCED MEDICAL OPTICS
The Future in Sight™

$0

$1,250

$2,500

2002

June

2002

Dec

2003

June

2003

Dec

2004

June

2004

Sep

$318

$350

$510

$603

$1,305

$1412

$2,509

Pro Forma
Market Value

Market Value
($ MM)

*      Based on stock price at end of quarter times pro forma diluted shares outstanding for quarter
(as per 10-Q/10-K)

Proven Ability to Create Shareholder Value
Since Spin-off from Allergan

Integration Principles and Priorities

Extensive due diligence on business and discussion
between functional counterparts

Emphasis on continuity with the customer and preserving
technology leadership

Best practices will be taken from both organizations

Cross-sell laser, microkeratome and refractive IOL

Maintain parallel R&D efforts identifying solutions for
presbyopia

Continue to operate laser franchise from Santa Clara, CA

Integration Strategy

Phase I – Pre close

Complete detailed integration action plan

Complete detailed refractive global marketing strategy

Phase 2 – First 30 days post close

Combine operations

Initiate cost saving initiatives

Launch expanded refractive sales and marketing efforts

Phase 3 – 30 days+ post close

Synergies from worldwide infrastructure and resources

COMPELLING FINANCIAL
RATIONALE

AMO/VISX: Ophthalmic Medical Device
Leader
Platform for Growth, Profitability and Value Creation

Comprehensive offering of new technologies

Strong competitive position and global
presence

Focused execution

Financial strength to support growth

Transaction Summary

*      Based on the closing price of AMO shares on November 8, 2004

Valuation:

$26.52 per VISX share(1) or

$1.27 billion

Consideration:

87% AMO stock and 13% cash

Tax free exchange(1)

Exchange Ratio:

0.552 shares of AMO and

$3.50 in cash for each VISX

share

Pro Forma Ownership:

58.5% AMO / 41.5% VISX

Board Representation:

Elizabeth Davila to join AMO

Board of  Directors

Combined Company Financials

Revenue exceeds $1 billion

Accelerates sales growth and margin
expansion

Cash flow in excess of $200 million

Generates strong recurring cash flows

Diversifies revenue stream

Creates third core franchise to balance
operating performance

Reduces relative exposure to currency

Combined company benefits from global
infrastructure

Provides significant synergies

Deleverages balance sheet

LTM
Pro Forma

Eye Care

33%

Cataract

48%

Refractive

19%

Europe

32%

Japan

23%

Asia

Pacific

9%

Americas

36%

82.0% ($835)

58.3% ($71)

61.1% ($128)

64.4% ($153)

78.3% ($525)

18.0% ($184)

41.7% ($51)

38.9% ($82)

35.6% ($85)

21.7% ($145)

0%

20%

40%

60%

80%

100%

Net Income

EBIT

EBITDA

Gross Profit

Revenue

AMO

VISX

Contribution Leverages Profitability…

2005E Relative Contribution Analysis*

* AMO based on 2004 Morgan Stanley research estimates.  VISX based on Smith Barney 2004 research estimates.

Accelerates
revenue growth
and margin
expansion

Sustains EPS
growth

Continues
deleveraging

…into Enhanced Financial Profile in 2006

Prior AMO

Targets

4-6%

64-65%

17-18%

15-17%

Pro Forma
Targets

6-8%

66-67%

19-21%

20-22%

Gross Margin

Operating Margin

Earnings Growth

Revenue Growth

Strong Cash Flow and Enhanced Balance
Sheet

Revenue mix enhances
stability

Strong cash flow
facilitates rapid
deleveraging

Track record of debt
repayment

No incremental capital
expenditures required

$199

$132

LTM EBITDA(2)

$155

$34

Cash

3.0x

4.0x

Net Debt/EBITDA

34%

75%

Debt/Total Cap

$2,206

$762

Total Cap

$1,454

$194

Equity(3)

$752

$568

Debt

AMO +
VISX(1)

AMO(1)

$ mm

(1) Based on annualized Q3 2004.  No synergies assumed for VISX acquisition.

(2) Based on AVO closing price on 11/8/04. Excludes the impact of one-time charges related to the acquisition.

As of September 30, 2004

Base Business Upside (EBIT: +$5-10 mm)

Cost savings from expense management

Reorganization yielding productivity benefits

Integration of Pfizer acquisition ahead of schedule

Cost Savings (EBIT: +$15-20 mm*)

$10 mm to be achieved in first 90 days post-closing by reducing administrative costs of the combined company

Capitalize on VISX equipment manufacturing expertise

Revenue Growth (EBIT: +$5 mm*)

Capitalize on AMO’s international distribution network

Cross-selling opportunities

Broaden utilization of VISX’s equipment field service

* On an annualized basis.  Assumes acquisition closes in Q1 2005

Synergies
AMO Base Business Upside, Cost Savings and Revenue Growth

Financial Guidance

Reaffirming 2005 EPS range of $1.65-$1.75*

Strength in core business

Significant synergies

Substantial non-cash charges due to intangibles amortization

Accretive in 2006 with synergies

Raising growth and margin targets for 2006

Preliminary 2006 EPS guidance of $2.20-$2.30

Cash EPS basis (excluding intangibles amortization)

Accretive in both 2005 and 2006 with synergies

* Pro forma for VISX acquisition assuming close in Q1 2005.

Bridge to 2005 Pro Forma and Cash EPS

5 – 10

(+)   AMO Base Business Upside

(11)

(-)    Pfizer Intangibles Amortization

11

(+)    Pfizer Intangibles Amortization

$118 - $124

(=)      AMO Cash Earnings Pre-Transaction

(10)

(-)       Incremental Interest/Other

$175 - $185

(=)      Pro Forma GAAP Earnings

(28) – (32)

(-)        VISX Intangibles Amortization

$217 - $228

(=)      Pro Forma Cash Earnings

20 – 25

(+)      Revenue and Cost Synergies

80 – 82

(+)      VISX Pretax Income (Street)

$100 – $106

AMO Pretax Income (Guidance)

Indicative
2005 EPS(1)

2005 Pre-Tax
Earnings

($mm except per share data)

$1.65 - $1.75

$1.65 - $1.75

$2.05 - $2.15

(1) Based on 34% tax rate.  Assumes 40mm shares on a pre-deal basis and 70mm shares on a post-deal basis.

$1.95 - $2.05

Cash EPS

Pro Forma GAAP

$1.75 - $1.85

Timeline for Completion

November 9:

Signing and announcement of Transaction

November:

Preparation of Joint Proxy Statement

File for Antitrust clearance (HSR)

December:

Mailing of Joint Proxy Statement

Shareholder vote

Completion of integration planning

Jan/Feb 2005:

Finalize financing to close transaction

Anticipated regulatory clearance

Target closing

Platform for Growth, Profitability and
Value Creation

Comprehensive offering of new technologies

Clear technology leader committed to continuous innovation

Most complete line-up of refractive technologies to offer surgeons

Strong competitive position and global presence

Solid leading positions in expanding segments

Well -recognized brands / loyal customers

Outstanding field sales organization

Global distribution capabilities

Focused execution

Track record of execution success

Financial strength to support growth

Neutral to 2005 pro forma guidance

Improves growth opportunities

Strong cash flow, healthy balance sheet

Question & Answer Session

Additional Information

AMO and VISX intend to file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus of VISX and AMO and other relevant materials in connection with the proposed transaction. The joint proxy statement/prospectus will be mailed to the stockholders of VISX and AMO.  Investors and security holders of VISX and AMO are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about VISX, AMO and the proposed transaction.  The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by VISX or AMO with the SEC, may be obtained free of charge at the SEC's web site at
www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the SEC by VISX by contacting VISX Investor Relations at ir@VISX.com or via telephone at (877) 463-
6847.  Investors and security holders may obtain free copies of the documents filed with the SEC by AMO at www.amo-inc.com or via telephone at (714) 247-8348.  Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

The respective directors and executive officers of AMO and VISX may be deemed to be participants in the solicitation of proxies from the stockholders of VISX and AMO in favor of the proposed transaction.
Information about the directors and executive officers of AMO and VISX their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding
Forward-Looking Statements

        Statements contained in this document that refer to AMO's estimated or future results such as statements regarding the timing and certainty of closing the transaction, estimated share ownership percentages, strategic and financial benefits of the merger, statements of Jim Mazzo, Liz Davila and Richard Meier and expectations regarding accretion and cost savings are forward-
looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.
These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results and the proposed VISX/AMO transaction.  These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate.  Therefore, actual outcomes and results may differ materially from what is expressed herein.  For example, if either of the companies does not receive required stockholder approvals or fails to satisfy other conditions to closing, the transaction will not be consummated.  In any forward-looking statement in which AMO or VISX expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished.  The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements:
risks associated with uncertainty as to whether the transaction will be completed, successfully integrating AMO and VISX, the failure to realize the synergies and other perceived advantages resulting from the merger, costs and potential litigation associated with the merger, the failure to obtain the approval of each company's stockholders, the inability to obtain, or meet conditions imposed for, applicable regulatory and tax requirements relating to the merger, the failure of either party to meet the closing conditions set forth in the definitive agreement, the ability to retain key personnel both before and after the merger, each company's ability to successfully execute its business strategies, the extent and timing of regulatory approvals, and the extent and timing of market acceptance, of new products or product indications, manufacturing, litigation, the procurement, maintenance, enforcement and defense of patents and proprietary rights, competitive conditions in the industry, business cycles affecting the markets in which any products may be sold, fluctuations in foreign exchange rates and interest rates, and economic conditions generally or in various geographic areas, including those set forth in AMO's and VISX's most recent
Annual Report on Form 10-K and Quarterly Report on Form 10-Q, especially in the "Risk Factors" and "Management's
Discussion and Analysis of Financial Condition and Results of Operations" sections, and its Current Reports on Form 8-K and other SEC filings.  AMO and VISX are under no obligation to (and expressly disclaims any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.